UNITED STATES SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HCA INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
404119109
(CUSIP Number)
John Evangelakos
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000
With a copy to:
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
North Tower
New York, NY 10080
Telephone: (212) 449-1000
And copies to:
Frank J. Marinaro, Esq.
Merrill Lynch & Co., Inc.
4 World Financial Center
North Tower
New York, NY 10080
Telephone: (212) 449-1000
and
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299
Attention:
James P.Gerkis, Esq.
Jeffrey A. Horwitz, Esq.
Fax: (212) 969-2900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 24, 2006
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
(Continued on following pages)

CUSIP No.	404119109	13D	Page	2	of	68

1	NAMES OF REPORTING PERSONS: Frisco, Inc.

I.R.S. IDENTIFICATION NO.:
62-1091413

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,130,780 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

8,130,780 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,130,780 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.09% (1)

14	TYPE OF REPORTING PERSON:

CO
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	3	of	68

1	NAMES OF REPORTING PERSONS: Frisco Partners

I.R.S. IDENTIFICATION NO.:
62-1094178

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Tennessee

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,553,420 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

1,553,420 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,533,420 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.39% (1)

14	TYPE OF REPORTING PERSON:

PN
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	4	of	68

1	NAMES OF REPORTING PERSONS: Thomas F. Frist, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,617,642 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,353,396 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,638,369 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

11,353,396 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,991,765 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.38% (1)

14	TYPE OF REPORTING PERSON:

IN
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	5	of	68

1	NAMES OF REPORTING PERSONS: Patricia Champion Frist

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		45,498 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,946,267 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,498 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

16,946,267 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,991,765 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.38% (1)

14	TYPE OF REPORTING PERSON:

IN
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	6	of	68

1	NAMES OF REPORTING PERSONS: Patricia Frist Elcan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,899,645 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,664,200 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,899,645 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

9,664,200 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,563,845 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.24% (1)

14	TYPE OF REPORTING PERSON:

IN
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	7	of	68

1	NAMES OF REPORTING PERSONS: William Robert Frist

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,677,732 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,664,200 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,677,732 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

9,664,200 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,341,932 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44% (1)

14	TYPE OF REPORTING PERSON:

IN
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	8	of	68

1	NAMES OF REPORTING PERSONS: Thomas F. Frist III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		253,519 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,664,200 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		253,519 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

9,664,200 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,917,719 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.55% (1)

14	TYPE OF REPORTING PERSON:

IN
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	9	of	68

1	NAMES OF REPORTING PERSONS: Merrill Lynch Professional Clearing Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,245,912.01 Shares

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

1,245,912.01 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,912.01

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON:

CO

CUSIP No.	404119109	13D	Page	10	of	68

1	NAMES OF REPORTING PERSONS: Merrill Lynch, Pierce, Fenner & Smith Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,245,912.01 Shares

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

1,245,912.01 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,912.01

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐ Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON

BD, IA, CO

CUSIP No.	404119109	13D	Page	11	of	68

1	NAMES OF REPORTING PERSONS: Merrill Lynch Financial Markets, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,245,912.01 Shares

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

1,245,912.01 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,912.01

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐ Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON:

CO

CUSIP No.	404119109	13D	Page	12	of	68

1	NAMES OF REPORTING PERSONS: Merrill Lynch International

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,245,912.01 Shares

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

1,245,912.01 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,245,912.01

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON:

OO

CUSIP No.	404119109	13D	Page	13	of	68

1	NAMES OF REPORTING PERSONS: Merrill Lynch & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,245,912.01 Shares

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

1,245,912.01 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,912.01

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐ Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON:

HC, CO

CUSIP No.	404119109	13D	Page	14	of	68

1	NAMES OF REPORTING PERSONS: Merrill Lynch Trust Company, FSB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Federal Savings Bank under US Federal law

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,245,912.01 Shares

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

1,245,912.01 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,912.01

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐ Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON:

BK

CUSIP No.	404119109	13D	Page	15	of	68

1	NAMES OF REPORTING PERSONS: Citigroup Inc.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,061,105 Shares**

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

1,061,105 Shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,061,105 shares**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON:

HC
* This filing reflects securities directly beneficially owned by certain wholly owned subsidiaries of Citigroup Inc.
** Includes (i) 286,605 shares of Common Stock and (ii) 774,500 shares of Common Stock issuable upon the exercise of call options.

CUSIP No.	404119109	13D	Page	16	of	68

1	NAMES OF REPORTING PERSONS: Bank of America Corporation

I.R.S. IDENTIFICATION NO.:
56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		711,074 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,359 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		687,894 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

50,789 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,683 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.19% (1)

14	TYPE OF REPORTING PERSON:

HC
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	17	of	68

1	NAMES OF REPORTING PERSONS: NB Holdings Corporation

I.R.S. IDENTIFICATION NO.:
56-1857749

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		711,074 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,359 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		687,894 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

50,789 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,683 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.19% (1)

14	TYPE OF REPORTING PERSON:

HC
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	18	of	68

1	NAMES OF REPORTING PERSONS: NationsBanc Montgomery Holdings Corporation

I.R.S. IDENTIFICATION NO.:
56-2103478

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		247,701 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		247,701 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,701 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06% (1)

14	TYPE OF REPORTING PERSON:

HC
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

CUSIP No.	404119109	13D	Page	19	of	68

1	NAMES OF REPORTING PERSONS: Banc of America Securities LLC

I.R.S. IDENTIFICATION NO.:
56-2058405

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		247,701 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares (1)

	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		247,701 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,701 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06% (1)

14	TYPE OF REPORTING PERSON:

BD
(1) See Item 5 below for a description of the filing person’s interest in the securities of HCA Inc.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.1: JOINT FILING AGREEMENT
EX-99.2: ROLLOVER COMMITMENT LETTER
EX-99.4: LIMITED GUARANTEE
EX-99.5: LIMITED GUARANTEE
EX-99.6: INTERIM INVESTORS AGREEMENT
EX-99.8: DEBT COMMITMENT LETTER
EX-99.9: EQUITY COMMITMENT LETTER
EX-99.10: SELL DOWN INVESTORS COMMITMENT LETTER
EX-99.11: SELL DOWN INVESTORS COMMITMENT LETTER
EX-99.12: POWER OF ATTORNEY
EX-99.13: POWER OF ATTORNEY
EX-99.14: POWER OF ATTORNEY
EX-99.15: POWER OF ATTORNEY
EX-99.16: POWER OF ATTORNEY
EX-99.17: POWER OF ATTORNEY

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Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of HCA Inc., a corporation incorporated under the laws of the State of Delaware (the “Company”). The address of the principal executive offices of the Company is One Park Plaza, Nashville, Tennessee 37203.
Item 2. Identity and Background
     This Statement is being filed jointly by: (a) Frisco, Inc., Frisco Partners, Thomas F. Frist, Jr., Patricia Champion Frist, Patricia Frist Elcan, William Robert Frist and Thomas F. Frist III (collectively, the “Family Investors”), (b) Merrill Lynch Professional Clearing Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Financial Markets, Inc., Merrill Lynch International, Merrill Lynch & Co., Inc. and Merrill Lynch Trust Company, FSB (collectively, the “Merrill Entities”), (c) Citigroup Inc. (“Citigroup”) and (d) Bank of America Corporation, NB Holdings Corporation, NationsBanc Montgomery Holdings Corporation and Banc of America Securities LLC (collectively, the “Bank of America Entities”) (the Family Investors, the Merrill Entities, Citigroup and the Bank of America Entities, collectively, the “Reporting Persons”)1 with respect to the Common Stock of the Company.
     Family Investors:
     Frisco, Inc. is a Delaware corporation and Frisco Partners is a Tennessee general partnership. Frisco, Inc. is wholly owned by members of Thomas F. Frist, Jr.’s immediate family and Frisco Partners is wholly owned by Thomas F. Frist, Jr. and members of his immediate family. Each of Frisco, Inc. and Frisco Partners was formed for the purpose of personal investing by Thomas F. Frist, Jr. and his family. Thomas F. Frist, Jr., Patricia Champion Frist, Patricia Frist Elcan, William Robert Frist and Thomas F. Frist III are natural persons resident in Tennessee.
     Merrill Entities:
     Merrill Lynch Professional Clearing Corp. is a direct wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Financial Markets, Inc. are each direct wholly owned subsidiaries of Merrill Lynch & Co., Inc. Merrill Lynch International and Merrill Lynch Trust Company, FSB are indirect subsidiaries of Merrill Lynch & Co., Inc. ML Global Private Equity Fund, L.P. is an affiliate of the Merrill Entities and signatory to a Guarantee, the Interim Investors Agreement and an Equity Commitment Letter (as each is defined below). ML Global Private Equity Fund, L.P. does not beneficially own any Common Stock and is not a Reporting Person.
     Merrill Lynch & Co., Inc., Merrill Lynch Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corp. and Merrill Lynch Financial Markets, Inc. are each corporations organized under the laws of Delaware. Merrill Lynch International is a company incorporated under the laws of England and Wales. Merrill Lynch Trust Company, FSB is a Federal savings bank organized under U.S. Federal law.
     Citigroup:
     Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide. The address of the principal office of Citigroup is 399 Park Avenue, New York, NY 10043. Citigroup is chartered in Delaware.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that (a) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or (b) any combination of Reporting Persons constitutes a “group” for any purpose.

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     Bank of America Entities:
     Bank of America Corporation, a Delaware corporation (“Bank of America”), is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.
     NB Holdings Corporation, a Delaware corporation (“NB Holdings”), is an intermediate holding company.
     Banc of America Securities LLC, a Delaware limited liability company (“BAS”), is a registered broker-dealer and is engaged in the business of acting as a broker-dealer with regard to debt and equity securities and loan syndications.
     NationsBanc Montgomery Holdings Corporation, a Delaware corporation (“NationsBanc Montgomery”), is a holding company engaged in the business of being an intermediate holding company for BAS and two other entities.
     Attached hereto as Schedule I is a list of each of the Reporting Persons setting forth the following information with respect to each such person:
(a)	name;

(b)	principal business;

(c)	state of organization (if the Reporting Person is an entity) or citizenship (if the Reporting Person is a natural person); and

(d)	address of principal business and office.
     Attached hereto as Schedule II is a list of the executive officers, directors and/or general partners of each Reporting Person that is an entity setting forth the following information with respect to each such person:
(a)	name;

(b)	business address (or residence where indicated);

(c)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	citizenship;

(e)	number of shares beneficially owned;

(f)	number of shares beneficially owned as to which there is (i) sole power to vote or direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; or (iv) shared power to dispose or direct the disposition;

(g)	a description of any transactions in the Common Stock in the 60 days prior to the date of this statement; and

(h)	a description of any right to receive, or power to direct the receipt of, dividends or the proceeds from the sale of the Common Stock.
     Other than as set forth on Schedule IV, during the last five years, no person listed on Schedule I and, to the knowledge of the Reporting Persons, no person listed on Schedule II, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     This Item 2 is qualified in its entirety by reference to Schedule I, Schedule II and Schedule IV, which are attached hereto and incorporated into this Item by reference.
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 3, 2006, a copy of which is attached hereto as Exhibit 99.1.

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Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 below, in connection with the Merger Agreement,2 ML Global Private Equity Fund, L.P, the Frist Entities and the Sell-Down Investors, among others, entered into an Interim Investor Agreement on July 24, 2006. As a result of entering into the Interim Investor Agreement and various matters described in Item 4 below, each Reporting Person may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with each other Reporting Person. As a consequence, each Reporting Person may be deemed to beneficially own all shares of Common Stock beneficially owned by each other Reporting Person. On July 24, 2006, the Merrill Entities, Citigroup and the Bank of America Entities beneficially owned 0.32%, 0.3% and 0.19%, respectively, of the issued and outstanding Common Stock, and the Family Investors (including Thomas F. Frist, Jr., his wife and his adult children, among others), collectively, could be deemed to beneficially own, in the aggregate, 6.13% of the issued and outstanding Common Stock, provided that the Family Investors share voting and/or dispositive power only to the extent set forth in Item 5 below. As a group, the Reporting Persons beneficially own greater than 5% of the issued and outstanding Common Stock and therefore are subject to Section 13(d)’s reporting requirements. Other than as set forth in Item 5 below, each Reporting Person hereby disclaims beneficial ownership of Common Stock owned by any other Reporting Person.
     It is anticipated that funding for the Merger will be in the form of (1) cash contributed to Parent by each of the Sponsors pursuant to their respective Equity Commitment Letters, (2) debt financing pursuant to the Debt Commitment Letter, and (3) cash contributed to Parent by the Sell-Down Investors pursuant to their respective Sell-Down Investors Commitment Letters, which reduced, on a pro rata basis, the commitments made by the Sponsors described in clause (1) above. In addition, it is anticipated that 15,686,275 shares of Common Stock will, pursuant to the Rollover Commitment Letter, be contributed to Parent. The description of the Merger set forth in Item 4 below is incorporated by reference in its entirety in this Item 3 and is qualified in its entirety by reference to the Merger Agreement.
Item 4. Purpose of Transaction
     On July 24, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hercules Holding II, LLC, a Delaware limited liability company (“Parent”) and Hercules Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The Board of Directors of the Company approved the Merger Agreement on the unanimous recommendation of a Special Committee comprised entirely of disinterested directors (the “Special Committee”).
     Parent is owned by a consortium of private investment funds affiliated with Bain Capital Partners, LLC and Kohlberg Kravis Roberts & Co. L.P., and ML Global Private Equity Fund, L.P. (collectively, the “Sponsors”).
     Concurrently with the execution of the Merger Agreement, Frisco, Inc. and Frisco Partners (the “Frist Entities”) delivered a rollover commitment letter (the “Rollover Commitment Letter”) pursuant to which they agreed to contribute 15,686,275 shares of Common Stock (the “Rollover Shares”) to Parent in exchange for equity securities of Parent. Members of the Frist family and certain entities controlled by them may rollover shares of the Common Stock in connection with, and to satisfy, the commitment by the Frist Entities. A copy of the Rollover Commitment Letter is attached hereto as Exhibit 99.2 and is incorporated by reference herein.
     At the effective time of the Merger, each outstanding share of the Common Stock, other than the

[2]	Except as previously defined, all capitalized terms in this Item 3 have the respective meanings ascribed to such terms in Item 4 below.

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shares (a) contributed to Parent or the Company by or on behalf of the Frist Entities, (b) owned by the Company, Parent or any wholly-owned subsidiaries of the Company or Parent, or (c) owned by any stockholders who are entitled to and who have properly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to received $51.00 in cash, without interest. A copy of the Merger Agreement is attached as Exhibit 99.3 to this Statement and is incorporated by reference herein.
     Also, concurrently with the execution of the Merger Agreement, each of ML Global Private Equity Fund, L.P. and the Frist Entities, among others, delivered limited guarantees (the “Guarantees”) to the Company in respect of certain obligations of Parent and Merger Sub under the Merger Agreement. Copies of the Guarantees delivered by ML Global Private Equity Fund, L.P. (the “ML Guarantee”) and the Frist Entities (the “Frist Entity Guarantee”) are attached as Exhibits 99.4 and 99.5 to this Statement and are incorporated by reference herein.
     Also, concurrently with the execution of the Merger Agreement, the Frist Entities entered into an Interim Investor Agreement with Parent and the other parties thereto (the “Interim Investors Agreement”), pursuant to which the Frist Entities agreed, inter alia, to vote (subject to certain conditions) all of the Common Stock beneficially owned by them in favor of the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement. A copy of the Interim Investors Agreement is attached as Exhibit 99.6 to this Statement and is incorporated by reference herein.
     On July 24, 2006, the Company and Parent issued a press release describing the Merger (the “Press Release”). A copy of the Press Release is attached as Exhibit 99.7 to this Statement and is incorporated by reference herein.
     Upon consummation of the Merger, it is contemplated that the Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     It is contemplated that, upon the consummation of the Merger, the certificate of incorporation and the bylaws of the Company will be amended in their entirety to be identical to the certificate of incorporation and the by-laws, respectively, of Merger Sub; provided, that, all references to Merger Sub shall be replaced by references to the Company. Further, it is contemplated that, upon the consummation of the Merger, the directors of Merger Sub will be the directors of the Company.
     Parent has obtained equity commitment letters (the “Equity Commitment Letters”) and a debt financing commitment (the “Debt Commitment Letter”) for the transactions contemplated by the Merger Agreement. A copy of the Debt Commitment Letter is attached as Exhibit 99.8 to this Statement and is incorporated by referenced herein. A copy of the Equity Commitment Letter from ML Global Private Equity Fund, L.P. (the “ML Commitment Letter”) is attached as Exhibit 99.9 to this Statement and is incorporated by reference herein. Also, on July 24, 2006, each of Citigroup Inc. and Banc of America Securities LLC (the “Sell-Down Investors”) entered into a commitment letter with Parent, pursuant to which such Sell-Down Investor has committed, upon the terms and subject to the conditions thereof, to invest in Parent the cash amounts set forth therein (collectively, the “Sell-Down Investors Commitment Letters”). Such amounts committed by the Sell-Down Investors reduced, on a pro rata basis, the commitments made by the Sponsors under the Equity Commitment Letters. Copies of the Sell-Down Investors Commitment Letters are attached as Exhibit 99.10 and Exhibit 99.11, respectively, to this Statement and are incorporated by reference herein.
     Consummation of the Merger is subject to various conditions, including approval of the Merger by the stockholders of the Company, expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Press Release, the Interim Investors Agreement, the Rollover Commitment Letter, the ML Guarantee, the Frist Entity Guarantee, the Debt Commitment Letter, the ML Commitment Letter, and the Sell-Down Investors Commitment Letters, each of which is filed as an exhibit hereto and is incorporated herein by reference.

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     Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     (a)
     Family Investors:
     Frisco, Inc. is the beneficial owner of approximately 8,130,780 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 2.09% of all shares of Common Stock outstanding.
     Frisco Partners is the beneficial owner of approximately 1,533,420 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 0.39% of all shares of Common Stock outstanding.
     Thomas F. Frist, Jr. (“Dr. Frist”) is the beneficial owner of approximately 16,991,765 shares of Common Stock (the “TFF Jr Holdings”), which represent approximately 4.38% of all shares of Common Stock outstanding; of these, Dr. Frist has sole voting power with respect to approximately 5,617,624 shares, shared voting power with respect to approximately 11,353,396 shares, sole dispositive power with respect to 5,638,369 shares and shared dispositive power with respect to 11,353,396 shares. The TFF Jr Holdings include approximately 5,545,500 shares held directly by Dr. Frist; approximately 45,498 shares with respect to which Dr. Frist may be deemed to be the beneficial owner but which are held of record by his wife; approximately 22,612 shares issuable upon options exercisable as of the date of this Statement or within 60 days hereafter; approximately 989 shares held in Dr. Frist’s brokerage account with UBS; approximately 3,025 shares in Dr. Frist’s ESPP account; approximately 20,745 shares held in Dr. Frist’s 401(k) account (with respect to which Dr. Frist exercises investment but not voting authority); approximately 1,689,196 shares in trusts and foundations (Frist Children’s Trust, Frist Children’s Trust II, JT. Foundation and GST) with respect to which Dr. Frist is a trustee or a co-trustee; and approximately 9,664,200 shares with respect to which Dr. Frist may be deemed to be the beneficial owner but which are owned of record by Frisco, Inc. and Frisco Partners.
     Patricia Champion Frist (“PCF”) is the beneficial owner of approximately 16,991,765 shares of Common Stock (the “PCF Holdings”), which represent approximately 4.38% of all shares of Common Stock outstanding; of these, PCF has sole voting and investment power with respect to approximately 45,498 shares and shared voting and investment power with respect to 16,946,267 shares. The PCF Holdings include approximately 45,498 shares held directly by PCF; 16,946,267 shares with respect to which PCF may be deemed to be the beneficial owner, but which are beneficially owned by her husband, Dr. Frist (as described above in this Item 5); and approximately 9,664,200 shares which are owned of record by Frisco, Inc. and Frisco Partners.
     Patricia Frist Elcan (“PFE”) is the beneficial owner of approximately 12,563,845 shares of Common Stock (the “PFE Holdings”), which represent approximately 3.24% of all shares of Common Stock outstanding; of these, PFE has sole voting power and investment power with respect to approximately 2,899,645 shares and shared voting and investment power with respect to approximately 9,664,200 shares. The PFE Holdings include approximately 2,154,374 shares held directly by PFE; approximately 141,453 shares with respect to which PFE may be deemed to be the beneficial owner but which are held of record by her husband and minor children; and approximately 10,268,018 shares with respect to which PFE may be deemed to be the beneficial owner but which are held of record by certain trusts and investment entities (including Elcan Partners, Elcan Investment Partners, GRAT II, GRAT III, GRAT IV, Frisco, Inc. and Frisco Partners).
     William Robert Frist (“WRF”) is the beneficial owner of approximately 13,341,932 shares of Common Stock (the “WRF Holdings”), which represent approximately 3.44% of all shares of Common Stock outstanding; of these, WRF has sole voting and investment power with respect to approximately 3,677,732 shares and shared voting and investment power with respect to approximately 9,664,200 shares. The WRF holdings include approximately 3,340,895 shares held directly by WRF; approximately 15,157 shares with respect to which

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WRF may be deemed to be the beneficial owner but which are held of record by his wife and minor children; and approximately 9,985,880 shares with respect to which WRF may be deemed to be the beneficial owner but which are held of record by certain investment entities (including William R. Frist Family Partnership, Frisco, Inc. and Frisco Partners).
     Thomas F. Frist III (“TFF III”) is the beneficial owner of approximately 9,917,719 shares of Common Stock (the “TFF III Holdings”), which represent approximately 2.55% of all shares of Common Stock outstanding; of these, TFF III has sole voting and investment power with respect to approximately 253,519 shares and shared voting and investment power with respect to approximately 9,664,200 shares. The TFF III Holdings include 250,500 shares held directly by TFF III; 3,019 shares with respect to which TFF III may be deemed to be the beneficial owner but which are owned of record by his wife and minor children; and approximately 9,664,200 shares with respect to which TFF III may be deemed to be the beneficial owner but which are owned of record by Frisco, Inc. and Frisco Partners.
     Merrill Entities:
     Merrill Lynch & Co., Inc. is the beneficial owner of approximately 1,245,912.01 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 0.32% of all shares of Common Stock outstanding.
     Merrill Lynch Pierce, Fenner & Smith Incorporated is the beneficial owner of approximately 1,245,912.01 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 0.32% of all shares of Common Stock outstanding.
     Merrill Lynch Professional Clearing Corp. is the beneficial owner of approximately 1,245,912.01 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 0.32% of all shares of Common Stock outstanding.
     Merrill Lynch Financial Markets, Inc. is the beneficial owner of approximately 1,245,912.01 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 0.32% of all shares of Common Stock outstanding.
     Merrill Lynch International is the beneficial owner of approximately 1,245,912.01 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 0.32% of all shares of Common Stock outstanding.
     Merrill Lynch Trust Company, FSB is the beneficial owner of approximately 1,245,912.01 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 0.32% of all shares of Common Stock outstanding.
     Citigroup:
     Citigroup indirectly beneficially owns 1,061,105 of Common Stock directly beneficially owned by certain wholly owned subsidiaries of Citigroup, or 0.3% of all shares of Common Stock outstanding.
     Bank of America Entities:
     BAS directly beneficially owns 247,701 shares of Common Stock. These shares may be deemed to be indirectly owned by NationsBanc Montgomery, the 100% owner of BAS, by NB Holdings, the 100% owner of NationsBanc Montgomery, and by Bank of America, the 100% owner of NB Holdings.

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     Bank of America, National Association (“BANA”), the wholly-owned subsidiary of NB Holdings, directly beneficially owns 286,410 shares of Common Stock. These shares may be deemed to be indirectly owned by NB Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of NB Holdings.
     Columbia Management Advisors, LLC (“CMA”), a Delaware limited liability company and a registered investment advisor that is the wholly-owned subsidiary of Columbia Management Group, LLC (“CMG”), a Delaware limited liability company, the wholly-owned subsidiary of BANA, which is the wholly-owned subsidiary of NB Holdings, directly beneficially owns 204,572 shares of Common Stock. These shares may be deemed to be indirectly owned by NB Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of NB Holdings.
     Based on the above, (i) Bank of America may be deemed to beneficially own an aggregate of 738,683 shares of Common Stock representing approximately 0.19% of outstanding shares; (ii) NB Holdings may be deemed to beneficially own an aggregate of 738,683 shares of Common Stock representing approximately 0.19% of the Company’s outstanding shares; (iii) NationsBanc Montgomery may be deemed to beneficially own an aggregate of 247,701 shares of Common Stock representing approximately 0.06% of the Company’s outstanding shares; and (iv) BAS owns an aggregate of 247,701 shares of Common Stock representing approximately 0.06% of the Company’s outstanding shares.
     For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 388,237,497 (which is the number of shares of Common Stock which the Company represented in the Merger Agreement were outstanding on June 30, 2006).
     As a result of entering into the Interim Investor Agreement and various matters described in Item 4 above, each Reporting Person may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with each other Reporting Person. As a consequence, each Reporting Person may be deemed to beneficially own all shares of Common Stock beneficially owned by each other Reporting Person. On July 24, 2006, the Merrill Entities, Citigroup and the Bank of America Entities beneficially owned 0.32%, 0.3% and 0.19%, respectively, of the issued and outstanding Common Stock, and the Family Investors (including Thomas F. Frist, Jr., his wife and his adult children, among others), collectively, could be deemed to beneficially own, in the aggregate, 6.13% of the issued and outstanding Common Stock, provided that the Family Investors shared voting and/or dispositive power only to the extent set forth in this Item 5. As a group, the Reporting Persons beneficially own greater than 5% of the issued and outstanding Common Stock and therefore are subject to Section 13(d)’s reporting requirements. Other than as set forth in this Item 5, each Reporting Person hereby disclaims beneficial ownership of Common Stock owned by any other Reporting Person.
     Other than as set forth above with respect to Thomas F. Frist, Jr., none of the Common Stock reported in this Item are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto, beneficially owns any Common Stock other than as set forth herein.
     (b)
     Each Reporting Person (other than the Bank of America Entities and Citigroup, with respect to which the information is set forth below) shares the power to vote or direct the vote and to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person as indicated in paragraph (a) of this Item 5 above.
     Bank of America Entities:
     BAS has sole voting and dispositive power with respect to 247,701 shares of Common Stock. These shares may be deemed to be indirectly owned by NationsBanc Montgomery, the 100% owner of BAS, by NB Holdings, the 100% owner of NationsBanc Montgomery, and by Bank of America, the 100% owner of NB Holdings, as a result of which NationsBanc Montgomery, NB Holdings and Bank of America may be deemed to have sole voting and dispositive power with respect to such shares.

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     BANA has sole voting power with respect to 258,801 shares of Common Stock, shared voting power with respect to 6,359 shares of Common Stock, sole dispositive power with respect to 235,621 shares of Common Stock and shared dispositive power with respect to 50,789 shares of Common Stock. These shares may be deemed to be indirectly owned by NB Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of NB Holdings, as a result of which NB Holdings and Bank of America may be deemed to have the same voting and dispositive power with respect to such shares.
     CMG has sole voting and dispositive power with respect to 204,572 shares of Common Stock. These shares may be deemed to be indirectly owned by CMA, the 100% owner of CMG, by BANA, the 100% owner of CMA, by NB Holdings, the 100% owner of BANA, and by Bank of America, the 100% owner of NB Holdings, as a result of which NB Holdings and Bank of America may be deemed to have sole voting and dispositive power with respect to such shares.
     Based on the above, (i) Bank of America may be deemed to have sole voting power with respect to 711,074 shares of Common Stock, shared voting power with respect to 6,359 shares of Common Stock, sole dispositive power with respect to 687,894 shares of Common Stock and shared dispositive power with respect to 50,789 shares of Common Stock; (ii) NB Holdings may be deemed to have sole voting power with respect to 711,074 shares of Common Stock, shared voting power with respect to 6,359 shares of Common Stock, sole dispositive power with respect to 687,894 shares of Common Stock and shared dispositive power with respect to 50,789 shares of Common Stock; (iii) BAS has sole voting power and dispositive power with respect to 247,701 shares of Common Stock; and (iv) NationsBanc Montgomery may be deemed to have sole voting and dispositive power with respect to 247,701 shares of Common Stock.
     Citigroup:
     With respect to the Common Stock indirectly beneficially owned by Citigroup set forth in Item 5(a) above, Citigroup has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common Stock that it beneficially owns.
     Mr. Armstrong, a director of Citigroup and the Company, has the sole power to vote or direct the vote, and dispose or direct the disposition of, all of the Common Stock that he beneficially owns.
     Mr. Volk, an executive officer of Citigroup, has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common Stock that he beneficially owns.
     (c)
     On June 7, 2006, Thomas F. Frist, Jr. received 11 shares of Common Stock pursuant to the Company’s ESPP DRIP program, with the purchase price equal to $45.0962 per share.
     Other than as set forth above with respect to Thomas F. Frist, Jr., Schedule III sets forth the transactions in the Common Stock which, to the knowledge of the applicable Reporting Person, have been effected during the preceding 60 days (excluding, in the case of Citigroup, the transactions that may have been effected for managed accounts with funds provided by third party customers). All of the transactions set forth on Schedule III were effected in the ordinary course of business of the Merrill Entities, Citigroup or the Bank of America Entities, as the case may be, or affiliates thereof, in ordinary course trading activities. The transactions in the shares of Common Stock described on Schedule III were effected on the New York Stock Exchange or the over-the-counter market. Except as described above, no transactions in the Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedule I or Schedule II hereto during the preceding 60 days.
     (d)
     Bank of America Entities:
     Except for clients of the Bank of America Entities who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,

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any shares of Common Stock held in managed accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.
     Family Investors and Citigroup:
     Not applicable.
     (e) Not applicable.
     This Item 5 is qualified in its entirety by reference to Schedule I, Schedule II and Schedule III, which are attached hereto and are incorporated by reference herein.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Each of the ML Commitment Letter, the Debt Commitment Letter, the Rollover Commitment Letter, the ML Guarantee, the Frist Entity Guarantee, the Interim Investors Agreement, the Sell-Down Investors Commitment Letters, the Press Release and the Merger Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.
     In connection with the consummation of the Merger, the parties to the Interim Investors Agreement intend to enter into an equity holders’ agreement, which will contain provisions regarding corporate governance, board seat allocation, limitations on transfers, drag-along rights, tag-along rights, preemptive rights and registration rights, as well as other customary provisions found in such agreements.
     8,130,780 shares of Common Stock (the “Pledged Shares”) owned of record by Frisco, Inc. have been pledged as collateral for loans, as follows: (i)(A) 2,862,914 shares pledged to Suntrust Bank, (B) 1,852,866 shares pledged to Bank of America, N.A., and (C) 1,765,000 shares pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated, in each case, to secure loans made to Thomas F. Frist, Jr. and (ii)(A) 1,400,000 shares pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated, and (B) 250,000 shares pledged to Suntrust Bank, in each case, to secure loans made to Thomas F. Frist III. Under the customary terms of the pledge arrangements, in the event of default, the lenders may be entitled to dispose of the Pledged Shares.
     Except as described in this Item 6, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule II, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

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Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1.	Joint Filing Agreement, dated August 3, 2006, among Merrill Lynch Professional Clearing Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Financial Markets, Inc., Merrill Lynch International, Merrill Lynch & Co., Inc., Merrill Lynch Trust Company, FSB, Bank of America Corporation, NB Holdings Corporation, NationsBanc Montgomery Holdings Corporation, Banc of America Securities LLC, Citigroup Inc., Thomas F. Frist, Jr., Patricia Frist Elcan, William Robert Frist, Thomas F. Frist III, Frisco, Inc. and Frisco Partners.

99.2.	Rollover Commitment Letter, dated July 24, 2006, from Frisco, Inc. and Frisco Partners to Hercules Holding II, LLC.

99.3.	Agreement and Plan of Merger, dated July 24, 2006, by and among Hercules Holding II, LLC, Hercules Acquisition Corporation and HCA Inc. (incorporated by reference to Exhibit 2.1 to HCA Inc.’s Form 8-K filed with the SEC on July 25, 2006).

99.4.	Limited Guarantee, dated July 24, 2006, in favor of HCA Inc. by ML Global Private Equity Fund, L.P.

99.5.	Limited Guarantee, dated July 24, 2006, in favor of HCA Inc. by Frisco, Inc. and Frisco Partners.

99.6.	Interim Investors Agreement, dated July 24, 2006, by and among Hercules Holding II, LLC, Bain Capital IX, L.P., KKR Millennium Fund, L.P., KKR PEI Investments, L.P., ML Global Private Equity Fund, L.P., Frisco, Inc., Frisco Partners, Banc of America Securities LLC and Citigroup Inc.

99.7.	Press Release (incorporated by reference to Exhibit 99.2 to HCA Inc.’s Form 8-K filed with the SEC on July 25, 2006).

99.8.	Debt Commitment Letter, dated July 24, 2006, from Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Hercules Holding II, LLC.

99.9.	Equity Commitment Letter, dated July 24, 2006, from ML Global Private Equity Fund, L.P. to Hercules Holding II, LLC.

99.10.	Sell-Down Investors Commitment Letter, dated July 24, 2006, from Citigroup Inc. to Hercules Holding II, LLC.

99.11.	Sell-Down Investors Commitment Letter, dated July 24, 2006, from Banc of America Securities LLC to Hercules Holding II, LLC.

99.12.	Power of Attorney granted by Merrill Lynch Professional Clearing Corp.

99.13.	Power of Attorney granted by Merrill Lynch Trust Company, FSB

99.14.	Power of Attorney granted by Merrill Lynch, Pierce, Fenner, & Smith Incorporated.

99.15.	Power of Attorney granted by Merrill Lynch Financial Markets, Inc.

99.16.	Power of Attorney granted by Merrill Lynch International

99.17.	Power of Attorney granted by Merrill Lynch & Co., Inc.

99.18.	The section titled “Litigation and Regulatory Matters” contained in Note 13 of the consolidated financial statements in Bank of America’s Annual Report for the period ended December 31, 2005 on Form 10-K which is incorporated by reference herein (Commission file number 1-6523).

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

Merrill Lynch Professional Clearing Corp.		Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Eileen M. Porter	By:	/s/ Eileen M. Porter

	Name: Eileen M. Porter		Name: Eileen M. Porter
	Title: Authorized Person *		Title: Authorized Person *

Merrill Lynch Financial Markets, Inc.		Merrill Lynch International

By:	/s/ Eileen M. Porter	By:	/s/ Eileen M. Porter

	Name: Eileen M. Porter		Name: Eileen M. Porter
	Title: Authorized Person *		Title: Authorized Person *

Merrill Lynch & Co., Inc.		Merrill Lynch Trust Company, FSB

By:	/s/ Eileen M. Porter	By:	/s/ Eileen M. Porter

	Name: Eileen M. Porter		Name: Eileen M. Porter
	Title: Authorized Person *		Title: Authorized Person *

*	See attached Powers of Attorney

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

FRISCO, INC.

By:	/s/ Patricia Champion Frist

	Name:	Patricia Champion Frist
	Title:	President

FRISCO PARTNERS

By:	/s/ Thomas F. Frist, Jr.

	Name:	Thomas F. Frist, Jr.
	Title:	General Partner

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

/s/ Thomas F. Frist, Jr.

Thomas F. Frist, Jr.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006
/s/ Patricia Champion Frist

Patricia Champion Frist

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006
/s/ Patricia Frist Elcan

Patricia Frist Elcan

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006
/s/ William Robert Frist

William Robert Frist

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006
/s/ Thomas F. Frist, III

Thomas F. Frist, III

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

BANK OF AMERICA CORPORATION NB HOLDINGS CORPORATION

By:	/s/ Charles F. Bowman

	Name:	Charles F. Bowman
	Title:	Senior Vice President

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

NATIONSBANC MONTGOMERY HOLDINGS CORPORATION

By:	/s/ Robert Qutub

	Name:	Robert Qutub
	Title:	President

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

BANC OF AMERICA SECURITIES LLC

By:	/s/ Richard E. Konefal

	Name:	Richard E. Konefal
	Title:	Senior Vice President

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

CITIGROUP INC.

By:	/s/ Ali L. Karshan

Name: Ali L. Karshan
Title: Assistant Secretary

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EXHIBIT INDEX

Exhibit	Description
99.1.	Joint Filing Agreement, dated August 3, 2006, among Merrill Lynch Professional Clearing Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Financial Markets, Inc., Merrill Lynch International, Merrill Lynch & Co., Inc., Merrill Lynch Trust Company, FSB, Bank of America Corporation, NB Holdings Corporation, NationsBanc Montgomery Holdings Corporation, Banc of America Securities LLC, Citigroup Inc., Thomas F. Frist, Jr., Patricia Frist Elcan, William Robert Frist, Thomas F. Frist III, Frisco, Inc. and Frisco Partners.

99.2.	Rollover Commitment Letter, dated July 24, 2006, from Frisco, Inc. and Frisco Partners to Hercules Holding II, LLC.

99.3.	Agreement and Plan of Merger, dated July 24, 2006, by and among Hercules Holding II, LLC, Hercules Acquisition Corporation and HCA Inc. (incorporated by reference to Exhibit 2.1 to HCA Inc.’s Form 8-K filed with the SEC on July 25, 2006).

99.4.	Limited Guarantee, dated July 24, 2006, in favor of HCA Inc. by ML Global Private Equity Fund, L.P.

99.5.	Limited Guarantee, dated July 24, 2006, in favor of HCA Inc. by Frisco, Inc. and Frisco Partners.

99.6.	Interim Investors Agreement, dated July 24, 2006, by and among Hercules Holding II, LLC, Bain Capital IX, L.P., KKR Millennium Fund, L.P., KKR PEI Investments, L.P., ML Global Private Equity Fund, L.P., Frisco, Inc., Frisco Partners, Banc of America Securities LLC and Citigroup Inc.

99.7.	Press Release (incorporated by reference to Exhibit 99.2 to HCA Inc.’s Form 8-K filed with the SEC on July 25, 2006).

99.8.	Debt Commitment Letter, dated July 24, 2006, from Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Hercules Holding II, LLC.

99.9.	Equity Commitment Letter, dated July 24, 2006, from ML Global Private Equity Fund, L.P. to Hercules Holding II, LLC.

99.10.	Sell-Down Investors Commitment Letter, dated July 24, 2006, from Citigroup Inc. to Hercules Holding II, LLC.

99.11.	Sell-Down Investors Commitment Letter, dated July 24, 2006, from Banc of America Securities LLC to Hercules Holding II, LLC.

99.12.	Power of Attorney granted by Merrill Lynch Professional Clearing Corp.

99.13.	Power of Attorney granted by Merrill Lynch Trust Company, FSB.

99.14.	Power of Attorney granted by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.15.	Power of Attorney granted by Merrill Lynch Financial Markets, Inc.

99.16.	Power of Attorney granted by Merrill Lynch International.

99.17.	Power of Attorney granted by Merrill Lynch & Co., Inc.

99.18.	The section titled “Litigation and Regulatory Matters” contained in Note 13 of the consolidated financial statements in Bank of America’s Annual Report for the period ended December 31, 2005 on Form 10-K which is incorporated by reference herein (Commission file number 1-6523).

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SCHEDULE I — REPORTING PERSONS
Family Investors:

Name of Reporting	State of
Person	Organization	Address of Principal Office	Principal Business
Frisco, Inc.	Delaware	3100 West End Ave, Suite 500 Nashville, TN 37203	Private investment vehicle for Mr. Thomas F. Frist, Jr. and certain related persons

Frisco Partners	Tennessee	3100 West End Ave, Suite 500 Nashville, TN 37203	Private investment vehicle for Mr. Thomas F. Frist, Jr. and certain related persons

Present principal occupation
or employment and the
name, principal business and
address of any corporation
or other organization in
Name of Reporting		Residence or Business	which such employment is
Person	Citizenship	Address	conducted
Thomas F. Frist, Jr.	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Director of HCA Inc. One Park Plaza Nashville, TN 37203 (a leading health care provider).

Patricia Champion Frist	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Private Investor

Patricia Frist Elcan	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Private Investor

Thomas F. Frist III	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Principal of Frist Capital LLC 3100 West End Ave Suite 500 Nashville, TN 37203 (a private investment vehicle for Mr. Thomas F. Frist, Jr. and certain related persons, located at 3100 West End Ave, Suite 500 Nashville, TN 37203).

William Robert Frist	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Principal of Frist Capital LLC 3100 West End Ave Suite 500 Nashville, TN 37203 (a private investment vehicle for Mr. Thomas F. Frist, Jr. and certain related persons, located at 3100 West End Ave, Suite 500 Nashville, TN 37203).

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Merrill Entities:
     The names and principal businesses of each of the Merrill Entities are set forth below. Unless otherwise noted, each of the Merrill Entities principal business and office address is 4 World Financial Center, North Tower, New York, NY 10080.

NAME	PRINCIPAL BUSINESS
Merrill Lynch Professional Clearing Corp.	A company engaged in securities financing, brokerage and clearing services to broker dealers and hedge funds.

Merrill Lynch, Pierce, Fenner & Smith Incorporated	A registered broker-dealer and investment adviser that, together with its subsidiaries, provides investment, financing, and related services to individuals and institutions on a global basis.

Merrill Lynch Financial Markets, Inc.	A registered OTC Derivatives Dealer, authorized currently to engage in OTC equity derivatives transactions with counterparties and related portfolio and cash management activities.

Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ	An international underwriter; conducts trading activities for international and U.K. equities and all Euro debt and money market products directly with market professionals around the world and non-U.S. institutional customers.

Merrill Lynch & Co., Inc.	A holding company that, through its subsidiaries and affiliates, provides investment, financial, insurance and related services on a global basis.

Merrill Lynch Trust Company, FSB	A Federal Savings Bank.
Citigroup:
Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide. The address of the principal office of Citigroup is 399 Park Avenue, New York, NY 10043.
     Bank of America Entities:

Name of Reporting Person:	Principal Business:
Bank of America Corporation	General banking and financial services business
NB Holdings Corporation	Intermediate bank holding company
NationsBanc Montgomery Holdings Corporation	Intermediate bank holding company
Banc of America Securities LLC	Broker-dealer
     The address of each of the above-listed Bank of America Entities is 100 North Tyron Street, Bank of America Corporation Center, Charlotte, NC 28255.

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SCHEDULE II
Frist Entities:
     The name, position, residence address, citizenship and present principal occupation of each director and executive officer of Frisco Inc. and the general partners of Frisco Partners are set forth below.

Present principal
occupation or
employment and the
name, principal
business and address of
any corporation or
other organization in
Name of Director				which such
or Executive			Residence or Business	employment is
Officer	Title / Position	Citizenship	Address	conducted
Thomas F. Frist, Jr. (2)	Director of Frisco, Inc. General partner at Frisco Partners	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Director of HCA Inc. One Park Plaza Nashville, TN 37203 (a leading health care provider).

Patricia Champion Frist (2)	Director and President of Frisco, Inc. General partner at Frisco Partners	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Private Investor

Patricia Frist Elcan (2)	Director of Frisco Inc. General partner at Frisco Partners	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Private Investor

Thomas F. Frist III (2)	Director of Frisco Inc. General partner at Frisco Partners	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Principal of Frist Capital LLC 3100 West End Ave Suite 500 Nashville, TN 37203 (a private investment vehicle for Mr. Thomas F. Frist, Jr. and certain related persons).

William Robert Frist (2)	Director of Frisco Inc. General partner at Frisco Partners	USA	3100 West End Ave, Suite 500 Nashville, TN 37203	Principal of Frist Capital LLC 3100 West End Ave Suite 500 Nashville, TN 37203 (a private investment vehicle for Mr. Thomas F. Frist, Jr. and certain related persons).

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Present principal
occupation or
employment and the
name, principal
business and address of
any corporation or
other organization in
Name of Director				which such
or Executive			Residence or Business	employment is
Officer	Title / Position	Citizenship	Address	conducted
Tika A. Love (3)	Secretary and Treasurer of Frisco, Inc.	USA	3100 West End Ave Suite 500 Nashville, TN 37203	Secretary and Treasurer of Frisco, Inc. (a private investment vehicle for Mr. Thomas F. Frist, Jr. and certain related persons, located at 3100 West End Ave, Suite 500 Nashville, TN 37203).

(2)	Refer to Item 5 hereof for a description of the securities of HCA Inc. beneficially owned by this person.

(3)	Tika A. Love does not beneficially own any shares of Common Stock.
Merrill Entities:
     The names and principal occupations of each of the executive officers and directors of the Merrill Entities are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.	PRESENT PRINCIPAL OCCUPATION
John J. Brown Executive Officer	Chief Executive Officer; Managing Director of Merrill Lynch Global Equity Financing
222 Broadway, 6th Floor
New York, New York 10038

Frank Catris	Corporate Director of Merrill Lynch Global Equity Financing
Director	440 S. LaSalle
Chicago, Illinois 60605

Sudeep Gupta	Managing Director of Merrill Lynch GSRG Management
Director
Citizenship: India (permanent U.S. resident)

Linda Messinger Executive Officer	Senior Vice President, Secretary, Chief Compliance Officer; Director in Office of General Counsel of Merrill Lynch,
Pierce, Fenner & Smith Incorporated
222 Broadway, 6th Floor
New York, New York 10038

Anthony Strazza Executive Officer	Chief Operating Officer; Director of Merrill Lynch Global Equity Financing
222 Broadway, 6th Floor
New York, New York 10038

Thomas A. Tranfaglia Executive Officer	President; Managing Director of Merrill Lynch Global Equity Financing
222 Broadway, 6th Floor
New York, New York 10038

Gary Yetman Director	Managing Director of Merrill Lynch Global Equity Financing

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MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	PRESENT PRINCIPAL OCCUPATION
Rosemary T. Berkery Executive Officer	Executive Vice President

Candace E. Browning Director	Senior Vice President

Ahmass L. Fakahany Executive Officer	Executive Vice President

Gregory J. Fleming Director	Executive Vice President

Dow Kim Director	Executive Vice President

Robert J. McCann Director, Executive Officer	Chairman of the Board, Chief Executive Officer

Carlos M. Morales Director	Senior Vice President

Joseph F. Regan Executive Officer	First Vice President, Chief Financial Officer

MERRILL LYNCH FINANCIAL MARKETS, INC.	PRESENT PRINCIPAL OCCUPATION
Roger Anerella Director	Chairman of the Board; Managing Director, Global Equities

Paul Bodor Executive Officer	First Vice President, Chief Compliance Officer; First Vice President, Global Compliance

Allen G. Braithwaite, III Executive Officer	First Vice President, Treasurer; Managing Director, Global Treasury

Joseph F. Regan Executive Officer	First Vice President, Controller; First Vice President, ML&Co. Finance 95 Greene Street
Jersey City, NJ 07302

James Walker Director, Executive Officer Citizenship: United Kingdom	Senior Vice President, Chief Operations Officer, Chief Financial Officer; Managing Director, GMI Finance

Marguerite Willenbucher Director, Executive Officer	First Vice President, Chief Legal Officer, Secretary; First Vice President, Strategic Initiatives Counsel

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MERRILL LYNCH INTERNATIONAL	PRESENT PRINCIPAL OCCUPATION
Nasser Azam Director Citizenship: United Kingdom	Managing Director, Global Markets and Investment Banking Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Andrew Michael Briski Director Citizenship: United Kingdom	Managing Director, Global Markets and Investment Banking Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Martin Butler Director Citizenship: United Kingdom	Managing Director, Finance Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Matthew John Hale Director Citizenship: United Kingdom	Managing Director, Treasury Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Keishi Hotsuki Director Citizenship: Japan	Managing Director, Corporate Risk Management Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Edmond Nicholas Moriarty III Director Citizenship: Ireland	Managing Director, Global Credits & Commitments Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Andrea Orcel Director Citizenship: Italy	Senior Vice President, Head of Global Financial Institutions Group and EMEA Origination Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Osman Semerci Director	Senior Vice President, Head of Fixed Income, Currencies & Commodities and EMEA Global Markets, Global Markets & Investment Banking Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

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MERRILL LYNCH INTERNATIONAL	PRESENT PRINCIPAL OCCUPATION
Robert Charles Michael Wigley Director, Chairman	Senior Vice President, Chairman of Europe, the Middle East and Africa Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

MERRILL LYNCH & CO., INC.	PRESENT PRINCIPAL OCCUPATION
Rosemary T. Berkery Executive Officer	Executive Vice President; General Counsel

Armando M. Codina Director	Founder, Chairman of the Board and Chief Executive Officer of Codina Group, Inc. c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Jill K. Conway Director	Visiting Scholar, Massachusetts Institute of Technology c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Alberto Cribiore Director	Managing Partner, Brera Capital Partners c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Robert C. Doll Executive Officer	Senior Vice President; President and Chief Investment Officer, Merrill Lynch Investment Managers

Jeffrey N. Edwards Executive Officer	Senior Vice President, Chief Financial Officer

Ahmass L. Fakahany Executive Officer	Executive Vice President; Chief Administrative Officer

John D. Finnegan Director	Chairman of the Board of The Chubb Corporation c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Gregory J. Fleming Executive Officer	Executive Vice President; President, Global Markets and Investment Banking

Dow Kim Executive Officer	Executive Vice President; President, Global Markets and Investment Banking

Robert J. McCann Executive Officer	Executive Vice President; President, Vice Chairman, Global Private Client

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MERRILL LYNCH & CO., INC.	PRESENT PRINCIPAL OCCUPATION
David K. Newbigging Director Citizenship: United Kingdom	Chairman of the Board of Talbot Holdings Limited c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

E. Stanley O’Neal Director and Executive Officer	Chairman of the Board, President and Chief Executive Officer

Aulana L. Peters Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Joseph W. Prueher Director	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defensive Project c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Ann N. Reese Director	Co-Founder and Co-Executive Director of the Center for Adoption Policy c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Charles O. Rossotti Director	Senior Advisor to The Carlyle Group c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Laurence A. Tosi Executive Officer	Senior Vice President, Finance Director

MERRILL LYNCH TRUST COMPANY, FSB	PRESENT PRINCIPAL OCCUPATION
Michael Backer Director	Corporate Director, Attorney

Joan Leslie Bozek Executive Officer	Director of Risk Management & Investment Oversight

Kathleen C. Brown Executive Officer	Director of Product Development

Dennis R. Casale Director	Corporate Director, Attorney

Michael R. Cowan Director	Senior Vice President, Merrill Lynch Corporate Services

John Dadakis Director	Corporate Director, Attorney

William Allen Emerson Director	Corporate Director

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MERRILL LYNCH TRUST COMPANY, FSB	PRESENT PRINCIPAL OCCUPATION
Mark Feuer Executive Officer	Managing Director, Merrill Lynch Trust Company, Private Banking Platforms, and Financial Advisory Center

Robert Paul Fry Director	Financial Advisor

Donald R. Gallagher Executive Officer	Chief Financial Officer

Gregory F. Gatesman Executive Officer	National Sales Director

Robert E. Graham Director	Managing Director, Financial Advisor

Sean Gray Executive Officer	Chief Compliance Officer

Paul L. Hagen Executive Officer	Acting Director of Investments

Christian G. Heilmann Director; Executive Officer	Chairman and Chief Executive Officer

Barry J. Lindenbaum Executive Officer	Senior Operations Manager

Patricia Scalabrin Executive Officer	Chief Administrative Officer

Thomas Joseph Sweeney Executive Officer	Managing Director of the Trust, Estate, Philanthropic Planning and Family Office Services

John Michael Thompson Director	Managing Director, Financial Advisor

Jay Lynn Willoughby Executive Officer	Chief Investment Officer
Citigroup:

NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
C. Michael Armstrong Director United States	Retired Chairman Hughes, AT&T and Comcast Corporation 1114 Avenue of the Americas New York, NY 10036

Alain J. P. Belda Director Brazil	Chairman and Chief Executive Officer Alcoa Inc. 390 Park Avenue New York, NY 10022

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NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
George David Director United States	Chairman and Chief Executive Officer United Technologies Corporation One Financial Plaza Hartford, CT 06101

Kenneth T. Derr Director United States	Chairman, Retired ChevronTexaco Corporation 345 California Street San Francisco, CA 94104

John M. Deutch Director United States	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue Cambridge, MA 02139

The Honorable Gerald R. Ford Honorary Director United States	Former President of the United States of America 40365 Sand Dune Road Rancho Mirage, CA 92270

Roberto Hernandez Ramirez Director Mexico	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 Col. Santa Fe, 01210 Mexico City, Mexico

Ann Dibble Jordan Director United States	Consultant 2940 Benton Place, NW Washington, DC 20008-2718

Klaus Kleinfeld Director Germany	President, Chief Executive Officer and Chairman of the Managing Board Siemens AG Wittesbacherplatz 2 D-80333 Munich, Germany

Andrew N. Liveris Director Australia	President and Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674

Dudley C. Mecum Director United States	Managing Director Capricorn Holdings, LLC 30 East Elm Street Greenwich, CT 06830

Anne M. Mulcahy Director United States	Chairman and Chief Executive Officer Xerox Corporation 800 Long Ridge Road Stamford, CT 06904

Richard D. Parsons Director United States	Chairman and Chief Executive Officer Time Warner Inc. One Time Warner Center New York, NY 10019

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NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
Charles Prince Director and Executive Officer United States	Chairman and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Dr. Judith Rodin Director United States	President The Rockefeller Foundation 420 Fifth Avenue New York, NY 10018

Robert E. Rubin Director and Executive Officer United States	Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Franklin A. Thomas Director United States	Consultant TFF Study Group 595 Madison Avenue New York, NY 10022

Ajay Banga Executive Officer India	Chief Executive Officer Global Consumer Group-International Citigroup Inc. 399 Park Avenue New York, NY 10043

Sir Winfried F. W. Bischoff Executive Officer United Kingdom and Germany	Chairman Citigroup Europe 33 Canada Square Canary Wharf London E14 5LB United Kingdom

David C. Bushnell Executive Officer United States	Senior Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Robert Druskin Executive Officer United States	Chief Executive Officer and President Citigroup Corporate & Investment Banking 388 Greenwich Street New York, NY 10013

Steven J. Freiberg Executive Officer United States	Chief Executive Officer Global Consumer Group-North America Citigroup Inc. 399 Park Avenue New York, NY 10043

John C. Gerspach Executive Officer United States	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

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NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
Michael S. Helfer Executive Officer United States	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043

Lewis B. Kaden Executive Officer United States	Vice Chairman and Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Sallie L. Krawcheck Executive Officer United States	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

Manuel Medina-Mora Executive Officer Mexico	Chief Executive Officer Banco Nacional de Mexico, S.A. Act. Roberto Medellin No. 800-5 Torre Sur Col. Santa Fe Pena Blanca, 01210 Mexico City, Mexico

William R. Rhodes Executive Officer United States	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

Todd S. Thomson Executive Officer United States	Chairman and Chief Executive Officer Global Wealth Management Group 388 Greenwich Street New York, NY 10013

Stephen R. Volk Executive Officer United States	Vice Chairman Citigroup Inc. 388 Greenwich Street New York, NY 10013
     C. Michael Armstrong, a director of Citigroup, is also a director of the Company and beneficially owns 12,164 shares of Common Stock, 18,551 options to purchase Common Stock, 7,164 restricted share units and 5,000 shares of restricted Common Stock.
     Stephen R. Volk, an executive officer of Citigroup, beneficially owns 100 shares of Common Stock.
Bank of America Entities:
     The name, position and present principal occupation of each director and executive officer of Bank of America Corporation are set forth below.
     The business address of each director and executive officer listed below is 100 North Tyron Street, Bank of America Corporation Center, Charlotte, NC 28255.
     To the knowledge of Bank of America Corporation, each director and executive officer listed below is a citizen of the United States.

Name	Position	Principal Occupation
Kenneth D. Lewis	Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Bank of America Corporation

Liam E. McGee	President, Global Consumer and Small Business Banking	President, Global Consumer and Small Business Banking of Bank of America Corporation

54 of 68

Name	Position	Principal Occupation
Brian T. Moynihan	President, Global Wealth and Investment Management	President, Global Wealth and Investment Management of Bank of America Corporation

R. Eugene Taylor	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation

Alvaro G. De Molina	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Amy Woods Brinkley	Global Risk Executive	Global Risk Executive of Bank of America Corporation

Barbara J. Desoer	Global Technology, Service and Fulfillment Executive	Global Technology, Service and Fulfillment Executive of Bank of America Corporation

William Barnet, III	Director	Chairman, President and Chief Executive Officer of The Barnet Company

Frank P. Bramble, Sr.	Director	Former Executive Officer of MBNA Corporation

John T. Collins	Director	Chief Executive Officer of The Collins Group, Inc.

Gary L. Countryman	Director	Chairman Emeritus of Liberty Mutual Group

Tommy R. Franks	Director	Retired General, United States Army

Paul Fulton	Director	Chairman of Bassett Furniture Industries, Inc.

Charles K. Gifford	Director	Former Chairman of Bank of America Corporation

W. Steven Jones	Director	Dean of Kenan-Flagler Business School, University of North Carolina at Chapel Hill

Monica Lozano	Director	Publisher and Chief Executive Officer of La Opinion

Walter E. Massey	Director	President of Morehouse College

Thomas J. May	Director	Chairman of President and Chief Executive Officer, NSTAR

Patricia E. Mitchell	Director	President and Chief Executive Officer of The Museum of Television and Radio

Thomas M. Ryan	Director	Chairman, President and Chief Executive Officer of CVS Corporation

O. Temple Sloan, Jr.	Director	Chairman of the International Group, Inc.

Meredith R. Spangler	Director	Director of C.D. Spangler Construction Company, Chairman of the Board of C.D. Spangler Foundation, Trustee of Wellesley College Board of Trustees

Robert L. Tillman	Director	Chairman and CEO Emeritus of Lowe’s Companies, Inc.

Jackie M. Ward	Director	Outside Managing Director, Intec Telecom Systems PLC
     The name, position and present principal occupation of each director and executive officer of NB Holdings Corporation are set forth below.
     The business address of each director and executive officer listed below is 100 North Tyron Street, Bank of America Corporation Center, Charlotte, NC 28255.
     To the knowledge of NB Holdings Corporation, each director and executive officer listed below is a citizen of the United States.

55 of 68

Name	Position	Principal Occupation
Kenneth D. Lewis	Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Bank of America Corporation

Gregory L. Curl	President	Vice Chairman of Bank of America Corporation

Alvaro G. De Molina	Chief Financial Officer and Director	Chief Financial Officer of Bank of America Corporation

Amy Woods Brinkley	Global Risk Executive and Director	Global Risk Executive of Bank of America Corporation
     The name, position and present principal occupation of each director and executive officer of NationsBanc Montgomery Holdings Corporation are set forth below.
     The business address of each director and executive officer listed below is 100 North Tyron Street, Bank of America Corporation Center, Charlotte, NC 28255.
     To the knowledge of NationsBanc Montgomery Holdings Corporation, each director and executive officer listed below is a citizen of the United States.

Name	Position	Principal Occupation
Robert Qutub	President and Director	Senior Vice President, Global Corporate and Investment Bank of Bank of America Corporation

Merrily S. Gerrish	Senior Vice President	Associate General Counsel of Bank of America Corporation
     The name, position and present principal occupation of each director and executive officer of Banc of America Securities LLC are set forth below.
     The business address of each director and executive officer listed below is 100 North Tyron Street, Bank of America Corporation Center, Charlotte, NC 28255.
     To the knowledge of Banc of America Securities LLC, each director and executive officer listed below is a citizen of the United States.

Name	Position	Principal Occupation
Mark Werner	Chief Executive Officer and Manager	Chief Executive Officer of Banc of America Securities LLC

Thomas Berkery	Chief Operating Officer and Manager	Chief Operating Officer of Banc of America Securities LLC

Charles Williams	Chief Administrative Officer and Manager	Chief Administrative Officer of Banc of America Securities LLC

Brian J. Brille	Manager	Managing Director of Banc of America Securities LLC

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SCHEDULE III
Merrill Entities:
          On May 25, 2006, Ann N. Reese, a director of Merrill Lynch & Co., Inc., sold 1,100 shares of Common Stock for $43.2002 per share. The Merrill Entities are in the process of obtaining additional information relating to this Schedule III in respect of the Merrill Entities and this Schedule III of this Statement will be amended promptly after such additional information has been obtained to reflect such additional information.
Citigroup:

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     Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of	Purchase (P)/
Security	Sale (S)	Date	Quantity	Low	High
Common Stock	P	6/1/2006	279,834	$44.5400	$44.9900
Common Stock	S	6/1/2006	185,999	$44.7219	$44.9900
Common Stock	P	6/2/2006	7,551	$44.8700	$45.0300
Common Stock	S	6/2/2006	7,753	$44.9300	$45.0300
Common Stock	P	6/5/2006	15,202	$44.2000	$45.0400
Common Stock	S	6/5/2006	11,896	$44.2500	$44.9656
Common Stock	P	6/6/2006	2,567	$44.4200	$44.7800
Common Stock	S	6/6/2006	7,114	$44.3500	$44.7800
Common Stock	P	6/7/2006	270,352	$44.7700	$45.3800
Common Stock	S	6/7/2006	195,054	$44.7300	$45.2700
Common Stock	P	6/8/2006	21,103	$44.3400	$45.1500
Common Stock	S	6/8/2006	79,886	$44.2400	$45.1500
Common Stock	P	6/9/2006	14,655	$43.5700	$44.3200
Common Stock	S	6/9/2006	40,028	$43.6300	$44.4000
Common Stock	P	6/12/2006	28,743	$43.6100	$43.9150
Common Stock	S	6/12/2006	31,347	$43.5000	$44.0200
Common Stock	P	6/13/2006	18,258	$42.9100	$43.7200
Common Stock	S	6/13/2006	10,803	$42.9000	$43.4800
Common Stock	P	6/14/2006	21,745	$42.2800	$43.0300
Common Stock	S	6/14/2006	27,320	$42.4800	$43.0300
Common Stock	P	6/15/2006	1,929	$42.3200	$43.0500
Common Stock	S	6/15/2006	3,498	$42.0300	$43.0700
Common Stock	P	6/16/2006	10,668	$43.0700	$43.5400
Common Stock	S	6/16/2006	8,639	$43.0700	$43.5300
Common Stock	P	6/19/2006	6,946	$43.1700	$43.4300
Common Stock	S	6/19/2006	10,336	$43.3300	$43.4200
Common Stock	P	6/20/2006	7,436	$43.1700	$43.4700
Common Stock	S	6/20/2006	1,777	$43.1700	$43.3500
Common Stock	P	6/21/2006	4,120	$43.1800	$43.3200
Common Stock	S	6/21/2006	3,420	$43.1300	$43.3300
Common Stock	P	6/22/2006	22,580	$42.8600	$43.1700
Common Stock	S	6/22/2006	21,580	$42.6500	$43.0364
Common Stock	P	6/23/2006	9,587	$426.0000	$42.7500
Common Stock	S	6/23/2006	9,435	$42.4900	$42.7600
Common Stock	P	6/26/2006	168	$42.7500	$42.7500
Common Stock	S	6/26/2006	168	$42.7500	$42.7500
Common Stock	P	6/27/2006	137,273	$42.5200	$42.9000
Common Stock	S	6/27/2006	135,592	$42.5200	$42.7700
Common Stock	P	6/28/2006	8,023	$42.1700	$42.5100
Common Stock	S	6/28/2006	1,053	$42.0000	$42.1700

58 of 68

Description of	Purchase (P)/
Security	Sale (S)	Date	Quantity	Low	High
Common Stock	P	6/29/2006	3,878	$41.9700	$42.4000
Common Stock	S	6/29/2006	2,150	$41.9700	$42.1900
Common Stock	P	6/30/2006	83,824	$43.1500	$43.3000
Common Stock	S	6/30/2006	56,310	$41.8700	$43.2500
Common Stock	P	7/3/2006	19,013	$42.7400	$43.4000
Common Stock	S	7/3/2006	14,416	$42.9600	$43.3200
Common Stock	P	7/5/2006	11,624	$43.1500	$43.3600
Common Stock	S	7/5/2006	9,744	$43.1500	$43.3200
Common Stock	P	7/6/2006	6,776	$43.3649	$43.7800
Common Stock	S	7/6/2006	2,480	$43.3900	$43.4700
Common Stock	P	7/7/2006	2,245	$43.5500	$44.0100
Common Stock	S	7/7/2006	8,080	$43.6300	$44.0100
Common Stock	P	7/10/2006	78,750	$43.8700	$44.3100
Common Stock	S	7/10/2006	80,150	$44.0982	$44.5800
Common Stock	P	7/11/2006	11,970	$43.6000	$44.1100
Common Stock	S	7/11/2006	70	$44.0100	$44.0100
Common Stock	P	7/12/2006	2,892	$43.3500	$43.6500
Common Stock	S	7/12/2006	13,832	$43.4900	$44.0100
Common Stock	P	7/13/2006	17,702	$43.5000	$43.8500
Common Stock	S	7/13/2006	12,766	$43.5300	$43.7500
Common Stock	P	7/14/2006	139,905	$43.4900	$44.0200
Common Stock	S	7/14/2006	210,838	$43.0500	$44.0000
Common Stock	P	7/17/2006	11,145	$43.9100	$44.2900
Common Stock	S	7/17/2006	11,131	$43.9100	$44.3800
Common Stock	P	7/18/2006	36,029	$43.1800	$43.9700
Common Stock	S	7/18/2006	31,367	$43.1800	$43.9000
Common Stock	P	7/19/2006	38,782	$43.6700	$44.3300
Common Stock	S	7/19/2006	44,156	$43.6700	$44.3300
Common Stock	P	7/20/2006	161,946	$43.9200	$48.7900
Common Stock	S	7/20/2006	44,244	$43.8400	$48.3900
Common Stock	P	7/21/2006	14,965	$76.7660	$47.8700
Common Stock	S	7/21/2006	14,887	$46.7300	$47.3500
Common Stock	P	7/24/2006	148,757	$49.2505	$49.8800
Common Stock	S	7/24/2006	73,723	$49.2400	$49.6800
Common Stock	P	7/25/2006	13,259	$49.1700	$49.4800
Common Stock	S	7/25/2006	41,849	$49.1600	$49.3400
Common Stock	P	7/26/2006	236,521	$49.7000	$50.0000
Common Stock	S	7/26/2006	213,058	$49.7313	$49.8400
Common Stock	P	7/27/2006	55,796	$49.4900	$49.6800
Common Stock	S	7/27/2006	46,354	$49.5000	$49.5800
Common Stock	P	7/28/2006	745	$49.1540	$49.1540
Common Stock	S	7/28/2006	1,423	$49.1500	$49.2000

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     Citibank, N.A., a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of	Purchase (P)/
Security	Sale (S)	Date	Quantity	Low	High
Common Stock	P	6/1/2006	2,504	$43.5000	$43.5000
Common Stock	S	6/1/2006	2,504	$43.5000	$43.5000
Common Stock	P	6/9/2006	1,412	$44.5800	$44.5800
Common Stock	S	6/9/2006	2,824	$43.7780	$44.5800
Common Stock	P	6/16/2006	334	$43.4010	$43.4010
Common Stock	P	6/21/2006	52	$43.2400	$43.2400
Common Stock	S	6/21/2006	4,342	$43.1657	$43.1657
Common Stock	S	6/30/2006	4,172	$43.1500	$43.2400
Common Stock	S	7/5/2006	470	$43.2900	$43.2900
Common Stock	S	7/7/2006	165	$44.0100	$44.0100
Common Stock	S	7/12/2006	156	$43.9800	$43.9800
Common Stock	S	7/17/2006	39	$44.1400	$44.1400
Common Stock	S	7/27/2006	118	$49.5500	$49.5600
     Tribeca Global Management LLC, a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of	Purchase (P)/
Security	Sale (S)	Date	Quantity	Low	High
Common Stock	P	7/26/2006	90,000	$49.7442	$49.8363
Common Stock	P	7/27/2006	50,000	$49.3802	$49.3802
     Citigroup agrees to furnish or make available to the Commission, at its request, the information that would otherwise be required to be furnished in response to the disclosure requirements of this Item 5(c) with respect to Citigroup or any of its subsidiaries and any supporting material or documents necessary to verify the accuracy of such information.

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Bank of America Entities:
          The following transactions in Common Stock were effected as described in Item 5(c) by Banc of America Securities LLC, which may be deemed attributable to Bank of America Corporation, NB Holdings Corporation and NationsBanc Montgomery Holdings Corporation:

Transaction	Date	Shares	Price
Buy	6/26/2006	3400	42.7500
Sell	6/26/2006	800	42.7500
Buy	6/26/2006	3100	42.7600
Sell	6/26/2006	3100	42.7700
Buy	6/26/2006	10	42.7800
Sell	6/27/2006	1900	42.7600
Buy	6/27/2006	1600	42.7300
Sell	6/27/2006	1600	42.7200
Sell	6/28/2006	3300	42.2400
Buy	6/28/2006	100	42.1700
Buy	6/28/2006	200	42.1700
Buy	6/28/2006	600	42.2300
Buy	6/28/2006	1600	42.2700

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Transaction	Date	Shares	Price
Sell	6/28/2006	2500	42.2500
Sell	6/28/2006	200	42.1700
Buy	6/29/2006	3400	42.4000
Buy	6/29/2006	7400	42.1300
Sell	6/29/2006	12664	42.1400
Sell	6/29/2006	7400	42.1300
Buy	6/29/2006	400	42.1700
Sell	6/29/2006	400	42.1700
Sell	6/29/2006	700	42.0100
Sell	6/29/2006	9100	42.0300
Buy	6/29/2006	168	42.1300
Buy	6/29/2006	1732	42.0800
Sell	6/29/2006	1900	42.0800
Sell	6/29/2006	168	42.1300
Buy	6/30/2006	525	43.1200
Buy	6/30/2006	637	43.1200
Sell	6/30/2006	1700	43.1200
Buy	6/30/2006	700	43.1500
Buy	6/30/2006	14400	43.2100
Buy	6/30/2006	201854	43.1800
Sell	6/30/2006	3400	43.1500
Sell	6/30/2006	165954	43.1500
Buy	6/30/2006	10	43.2600
Buy	7/3/2006	2238	43.2000
Buy	7/3/2006	840	43.3900
Sell	7/3/2006	840	43.3900
Buy	7/3/2006	200	43.3400
Sell	7/3/2006	200	43.1800
Buy	7/5/2006	2125	43.2700
Buy	7/5/2006	952	43.2800
Sell	7/5/2006	165	43.3000
Sell	7/5/2006	202	43.2500
Sell	7/5/2006	255	43.2500
Sell	7/5/2006	330	43.3000
Sell	7/5/2006	4000	43.2600
Buy	7/5/2006	1600	43.2600
Sell	7/5/2006	200	43.2700
Sell	7/5/2006	1400	43.2500
Buy	7/5/2006	1600	43.2600
Buy	7/5/2006	1700	43.3400
Buy	7/5/2006	4900	43.2600
Sell	7/5/2006	1350	43.2500
Sell	7/5/2006	21400	43.2500
Buy	7/5/2006	90	43.1200
Buy	7/6/2006	600	43.3800
Buy	7/6/2006	900	43.3700
Sell	7/6/2006	4200	43.3500
Buy	7/6/2006	1600	43.4100
Buy	7/6/2006	100	43.3500
Buy	7/6/2006	4400	43.3400
Buy	7/6/2006	760	43.3500
Sell	7/6/2006	275	43.3600

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Transaction	Date	Shares	Price
Buy	7/7/2006	1700	43.4400
Sell	7/7/2006	1700	44.0400
Sell	7/7/2006	4200	44.0100
Buy	7/7/2006	400	43.8500
Sell	7/7/2006	400	43.8400
Sell	7/7/2006	1600	43.4700
Buy	7/7/2006	5800	43.8600
Buy	7/10/2006	1800	44.4200
Sell	7/10/2006	1700	44.5500
Buy	7/10/2006	800	44.3900
Sell	7/10/2006	800	44.3900
Buy	7/10/2006	1100	44.5200
Buy	7/10/2006	1600	44.5100
Buy	7/10/2006	2000	44.3300
Sell	7/10/2006	1500	44.5200
Sell	7/10/2006	1600	44.3300
Sell	7/10/2006	1600	44.5100
Sell	7/10/2006	90	44.4500
Buy	7/11/2006	3400	43.6300
Sell	7/11/2006	8893	44.0100
Buy	7/11/2006	2000	43.9300
Sell	7/11/2006	100	43.9300
Sell	7/11/2006	1600	44.5100
Sell	7/11/2006	1900	43.9700
Buy	7/11/2006	1700	44.4800
Buy	7/11/2006	37	44.0000
Sell	7/11/2006	945	44.0100
Buy	7/12/2006	3400	43.6900
Sell	7/12/2006	5315	43.5700
Buy	7/12/2006	155	43.6100
Sell	7/12/2006	155	43.6100
Sell	7/12/2006	700	43.5700
Buy	7/12/2006	400	43.6800
Sell	7/12/2006	400	43.6200
Buy	7/12/2006	700	43.5700
Sell	7/12/2006	65	44.0100
Buy	7/13/2006	1700	43.4500
Sell	7/13/2006	7258	43.5300
Buy	7/13/2006	1900	43.5300
Buy	7/13/2006	200	43.5900
Buy	7/13/2006	580	43.5900
Sell	7/13/2006	780	43.5900
Buy	7/13/2006	70	43.5600
Buy	7/13/2006	1900	43.7000
Sell	7/13/2006	1970	43.6900
Buy	7/13/2006	100	43.5800
Buy	7/13/2006	300	43.5600
Sell	7/13/2006	1900	43.5300
Buy	7/14/2006	32000	43.8800
Sell	7/14/2006	1839	43.3900
Buy	7/14/2006	220	43.9900
Sell	7/14/2006	220	43.9900

63 of 68

Transaction	Date	Shares	Price
Buy	7/14/2006	1600	43.7200
Sell	7/14/2006	370	43.7200
Sell	7/14/2006	1230	43.6900
Sell	7/17/2006	319	44.0600
Sell	7/17/2006	1200	44.0600
Sell	7/17/2006	11000	44.0600
Buy	7/17/2006	11000	44.0600
Buy	7/17/2006	70	43.9600
Buy	7/17/2006	100	44.0900
Buy	7/17/2006	200	44.1000
Sell	7/17/2006	370	44.0900
Buy	7/17/2006	200	44.0400
Buy	7/17/2006	1000	44.0700
Sell	7/17/2006	1800	44.0700
Buy	7/18/2006	1519	44.0600
Sell	7/18/2006	1700	44.0600
Buy	7/18/2006	2400	43.7500
Buy	7/18/2006	60	43.9400
Sell	7/18/2006	850	43.1600
Buy	7/19/2006	5000	44.4000
Buy	7/19/2006	1700	44.3000
Buy	7/19/2006	1200	43.7200
Sell	7/19/2006	1200	43.7100
Buy	7/19/2006	100	43.8700
Buy	7/20/2006	50000	48.0900
Sell	7/20/2006	1700	43.7000
Buy	7/20/2006	7	48.0400
Buy	7/20/2006	200	44.3800
Buy	7/20/2006	33586	48.1300
Sell	7/20/2006	200	44.3800
Buy	7/20/2006	25	48.0700
Sell	7/21/2006	3000	47.8500
Buy	7/21/2006	11400	47.1000
Sell	7/21/2006	3000	47.5100
Sell	7/21/2006	1700	47.8500
Sell	7/21/2006	600	47.8700
Buy	7/21/2006	100	47.8700
Sell	7/21/2006	100	47.2800
Sell	7/21/2006	100	47.8700
Sell	7/21/2006	22900	47.1300

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          The following were effected as described in Item 5(c) by Bank of America, National Association, which may be deemed attributable to Bank of America Corporation and NB Holdings Corporation:

Transaction	Date	Shares	Price
Sell	5/24/2006	600	42.9316
Sell	5/25/2006	7475	43.3177
Sell	5/25/2006	8700	43.2908
Sell	5/25/2006	2585	43.3200
Sell	5/25/2006	8240	43.2908
Sell	5/25/2006	300	43.3400
Sell	5/25/2006	900	43.3300
Sell	5/25/2006	155	43.2600
Sell	5/26/2006	710	43.8000
Sell	5/26/2006	50	43.8000
Sell	5/26/2006	95	43.7900
Sell	5/26/2006	38	43.7700
Sell	5/30/2006	155	43.7500
Sell	5/30/2006	420	43.7500
Sell	5/30/2006	2330	43.7500
Sell	6/01/2006	575	44.6200
Sell	6/06/2006	50	44.4300
Sell	6/06/2006	25	44.5800
Sell	6/06/2006	200	44.4300
Sell	6/06/2006	600	44.5000
Sell	6/06/2006	125	44.4400
Sell	6/06/2006	75	44.4700
Sell	6/06/2006	200	44.4500
Sell	6/06/2006	405	44.3699
Sell	6/06/2006	490	44.3694
Sell	6/06/2006	140	44.3900
Sell	6/06/2006	550	44.3600
Sell	6/06/2006	205	44.4720
Sell	6/07/2006	125	44.7800
Sell	6/07/2006	1125	45.3064
Sell	6/07/2006	645	45.3800
Sell	6/07/2006	350	44.9900
Sell	6/09/2006	675	44.4000
Sell	6/09/2006	540	43.9200
Sell	6/09/2006	210	44.0600
Sell	6/13/2006	125	43.6100
Sell	6/13/2006	140	43.6100
Sell	6/13/2006	1790	43.6100
Sell	6/14/2006	400	42.2400
Sell	6/14/2006	200	42.8400
Sell	6/15/2006	150	42.3600
Sell	6/16/2006	300	43.4022
Sell	6/16/2006	4500	43.4100
Sell	6/19/2006	240	43.4158
Sell	6/20/2006	100	43.3600
Sell	6/22/2006	350	43.0000
Sell	6/22/2006	290	43.0000
Sell	6/26/2006	375	42.7500
Buy	6/27/2006	30300	42.5200

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Transaction	Date	Shares	Price
Buy	6/28/2006	600	42.4500
Sell	6/28/2006	240	42.1700
Sell	6/28/2006	500	42.1800
Sell	7/03/2006	3145	43.0812
Sell	7/07/2006	145	43.6600
Sell	7/10/2006	400	44.3700
Sell	7/11/2006	1250	43.8500
Sell	7/11/2006	200	43.9750
Sell	7/11/2006	75	43.9800
Sell	7/17/2006	400	44.4100
Sell	7/17/2006	600	44.0567
Sell	7/17/2006	300	44.0000
Sell	7/17/2006	500	44.0107
Sell	7/18/2006	245	43.7100
Sell	7/18/2006	660	43.7500
Sell	7/19/2006	140	44.3000
Sell	7/19/2006	380	43.9700
Buy	7/20/2006	49000	48.3300
Sell	7/20/2006	325	46.0669
Sell	7/20/2006	280	47.6500
Sell	7/24/2006	490	49.2800

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          The following were effected as described in Item 5(c) by Columbia Management Group, LLC, which may be deemed attributable to Bank of America Corporation and NB Holdings Corporation:

Transaction	Date	Shares	Price
Buy	5/24/2006	75	42.9500
Sell	6/7/2006	11	44.7700
Sell	6/7/2006	39	44.7700
Sell	6/16/2006	1000	43.4000
Buy	6/16/2006	25	43.4000
Buy	6/16/2006	400	43.4000
Buy	6/16/2006	200	43.4000
Buy	6/16/2006	300	43.4000
Buy	6/16/2006	100	43.4000
Buy	6/16/2006	100	43.4000
Buy	6/16/2006	50	43.4000
Buy	6/16/2006	1100	43.4000
Sell	6/23/2006	3000	42.7500
Buy	6/27/2006	300	42.7833
Buy	7/3/2006	100	43.3200
Buy	7/14/2006	400	44.0000
Sell	7/21/2006	300	47.2000
Sell	7/21/2006	2600	47.2000
Sell	7/21/2006	300	47.2000
Sell	7/21/2006	490	47.2000
Sell	7/21/2006	70	47.2000
Sell	7/21/2006	100	47.2000
Sell	7/24/2006	100	49.5900
Sell	7/28/2006	100	49.1730
Sell	7/28/2006	700	49.1730
Sell	7/28/2006	1800	49.1730
Sell	7/28/2006	400	49.1730

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SCHEDULE IV
     Citigroup:
          On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India (“SBI”) and Citibank, N.A (“Citibank”), a subsidiary of Citigroup, related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 (“Securities Act”), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.
          On December 3, 2002, Salomon Smith Barney Inc. (“Salomon Smith Barney”), now named Citigroup Global Markets Inc. (“CGMI”), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.
          On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.
          On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron’s and Dynegy’s financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron’s and Dynegy’s violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron’s and Dynegy’s violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.
          On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.
          In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the “AWC”) that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its

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disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.
          On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds (“Smith Barney Funds”). The SEC order found that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940 (“Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the Boards of the Smith Barney Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Smith Barney Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that the Citigroup Asset Management business unit (“CAM”), the former Citigroup business unit that included the Smith Barney Fund’s investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Smith Barney Funds’ Boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Smith Barney Funds’ best interests and that no viable alternatives existed. SBFM and CGMI did not admit or deny any wrongdoing or liability. The settlement did not establish wrongdoing or liability for purposes of any other proceeding. The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. The order also required that transfer agency fees received from the Smith Barney Funds since December 1, 2004 less certain expenses be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. The order required SBFM to recommend a new transfer agent contract to the Smith Barney Fund Boards within 180 days of the entry of the order; if a Citigroup affiliate submits a proposal to serve as transfer agent or sub-transfer agent, an independent monitor must be engaged at the expense of SBFM and CGMI to oversee a competitive bidding process. Under the order, Citigroup also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004. That policy, as amended, among other things, requires that when requested by a Smith Barney Fund Board, CAM will retain at its own expense an independent consulting expert to advise and assist the Board on the selection of certain service providers affiliated with Citigroup.
     Merrill Entities:
     On May 31, 2006, as part of a settlement relating to managing auctions for auction rate securities, the Commission accepted the offer of settlement of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that MLPF&S violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S submitted, and the Commission accepted, an offer of settlement whereby, without admitting or denying the findings contained in the Commission’s order, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $1,500,000 (paid to the Commission on June 1, 2006) and compliance with certain undertakings to provide customers with written descriptions of MLP&F’s material auction practices and procedures and to implement procedures reasonably designed to prevent and detect failures by MLP&F’s to conduct auctions for auction rate securities in accordance with disclosed procedures.
     In March 2005, Merrill Lynch reached agreements with the State of New Jersey and the New York Stock Exchange and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former FAs who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.
     In March 2005, Merrill Lynch reached an agreement in principle with the New York Stock Exchange pursuant to which Merrill Lynch, without admitting or denying the allegations, will consent to a settlement that includes findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement will result in a payment of $10 million to the NYSE.
     On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. In 2003, Merrill Lynch agreed to pay $80 million to settle SEC charges that it aided and abetted Enron’s fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the SEC will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.
     On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described above. The action, filed in the West Virginia State Court, alleges that the defendants’ research practices violated the West Virginia Consumer Credit and Protection Act. On August 27, 2003, defendants moved to dismiss on grounds that the West Virginia Consumer Credit and Protection Act does not relate to or apply to securities and the complaint exceeds the Attorney General’s authority. In addition, Merrill Lynch filed a supplemental brief asserting that because it had already settled with the State of West Virginia in November 2003 concerning the same alleged research practices, the present action was barred. On October 1, 2003, the West Virginia Attorney General filed his response, and on October 27, 2003, the defendants filed their replies. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims.
     On April 28, 2003, the Securities and Exchange Commission, New York Stock Exchange, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002 had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch. On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003, research settlements. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief set forth in the regulators’ announcements, brought to a conclusion the regulatory actions against Merrill Lynch related to alleged conflicts of interest affecting research analysts. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.
     On March 17, 2003, Merrill Lynch announced that it had entered into a final settlement agreement with the Securities and Exchange Commission regarding a previously disclosed investigation into two 1999 transactions with Enron. This agreement, in which Merrill Lynch neither admitted nor denied any wrongdoing, finalized a previously reported settlement-in-principle of February 20, 2003 and concluded the SEC’s investigation of all Enron-related matters with respect to Merrill Lynch. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.
     For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Securities and Exchange Commission.
     Bank of America Entities:
     PURSUANT TO AN OFFER OF SETTLEMENT BY BANC OF AMERICA SECURITIES LLC (“BAS”) IN WHICH IT NEITHER ADMITTED NOR DENIED THE FINDINGS, THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ENTERED AN ORDER ON FEBRUARY 9, 2005, FINDING THAT FROM JULY 2000 THROUGH JULY 2003, BAS FACILITATED MARKET TIMING AND LATE TRADING BY SOME INTRODUCING BROKER-DEALERS AND A HEDGE FUND, PROVIDED ACCOUNT MANAGEMENT TOOLS AND OTHER ASSISTANCE, AND ENABLED INTRODUCING BROKER-DEALERS TO CONCEAL THEIR CLIENT’S MARKET TIMING ACTIVITIES FROM MUTUAL FUNDS. THE SEC ORDER PROVIDES THAT BAS IS CENSURED; BAS SHALL CEASE AND DESIST FROM COMMITTING OR CAUSING ANY PRESENT OR FUTURE VIOLATIONS OF 17 (A) OF THE SECURITIES ACT, 10(B), (15C) AND 17(A) OF THE EXCHANGE ACT AND RULES 10B-5, 15C1-2, 17A-3 AND 17A-4 THEREUNDER AND RULE 22C-1, AS ADOPTED UNDER 22(C) OF THE INVESTMENT COMPANY ACT, AND FROM CAUSING ANY PRESENT OR FUTURE VIOLATIONS OF 34(B) OF THE INVESTMENT CO. ACT AND 206(1) AND 206(2) OF THE ADVISERS ACT; BAS SHALL PAY, JOINTLY AND SEVERALLY WITH BANC OF AMERICA CAPITAL MANAGEMENT, LLC (“BACAP”) AND BACAP DISTRIBUTORS, LLC (“BACAP DISTRIBUTORS”) $250 MILLION IN DISGORGEMENT PLUS A CIVIL MONEY PENALTY OF $125 MILLION; AND BAS SHALL COMPLY WITH CERTAIN REMEDIAL UNDERTAKINGS. THE SEC ORDER PROVIDES THAT: (1) BAS SHALL MAINTAIN A COMPLIANCE AND ETHICS OVERSIGHT INFRASTRUCTURE HAVING, AMONG OTHER THINGS, A CODE OF ETHICS OVERSIGHT COMMITTEE, AN INTERNAL COMPLIANCE CONTROLS COMMITTEE, A SENIOR LEVEL COMPLIANCE OFFICER FOR CONFLICTS OF INTEREST AND A CORPORATE OMBUDSMAN; (2) BAS SHALL RETAIN AN INDEPENDENT COMPLIANCE CONSULTANT TO, AMONG OTHER THINGS, REVIEW COMPLIANCE, SUPERVISORY, AND OTHER POLICIES AND PROCEDURES; (3)BAS SHALL ADOPT THE RECOMMENDATIONS OF SUCH CONSULTANT SUBJECT TO A MECHANISM FOR RESOLVING DISAGREEMENTS; (4) BAS SHALL UNDERGO THIRD PARTY COMPLIANCE REVIEW EVERY OTHER YEAR; AND (5) RETAIN AN INDEPENDENT DISTRIBUTION CONSULTANT. THE ORDER PROVIDES THAT IN THE EVENT THAT BAS TRANSFERS RESPONSIBILITY FOR RETAIL SALES AND RETAIL BROKERAGE ORDER PROCESSING OF MUTUAL FUNDS TO A SUCCESSOR AFFILIATED ENTITY, THAT ENTITY SHALL COMPLY WITH SPECIFIED UNDERTAKINGS. BAS HAS TRANSFERRED THE RESPONSIBILITY FOR RETAIL SALES AND RETAIL BROKERAGE ORDER PROCESSING OF OPEN-END MUTUAL FUNDS, OTHER THAN MONEY MARKET FUNDS, TO BANC OF AMERICA INVESTMENT SERVICES, INC. (“BAIS”). IN ADDITION, THE NATIONS FUNDS HAVE VOLUNTARILY UNDERTAKEN TO OPERATE IN ACCORDANCE WITH CERTAIN GOVERNANCE POLICIES AND PRACTICES INCLUDING, HAVING TRUSTEES STAND FOR ELECTION PRIOR TO MAY 1, 2005; ARRANGING FOR CERTAIN SPECIFIED TRUSTEES TO RESIGN AND/OR TO NOT STAND FOR ELECTION; REQUIRING 75% OF TRUSTEES MEET INDEPENDENCE STANDARDS; REQUIRING THE CHAIRMAN BE INDEPENDENT; AND EMPLOYING COUNSEL TO THE INDEPENDENT TRUSTEES WHO MEET INDEPENDENCE STANDARDS; AND DESIGNATING AN INDEPENDENT COMPLIANCE OFFICER. BAS VOLUNTARILY UNDERTOOK TO EXIT THE UNAFFILIATED INTRODUCING BROKER-DEALER MUTUAL FUND CLEARING BUSINESS BY DECEMBER 31, 2004.
     THE SEC FOUND THAT IN 1997 AND 1998, BANKAMERICA CORPORATION (“BANKAMERICA”), PREDECESSOR OF THE BANK OF AMERICA CORPORATION, VIOLATED VARIOUS EXCHANGE ACT ACCOUNTING AND REPORTING PROVISIONS WITH RESPECT TO A BUSINESS ALLIANCE BETWEEN BANKAMERICA AND D.E. SHAW SECURITIES GROUP, L.P. AND RELATED ENTITIES. ON JULY 30, 2001, WITHOUT ADMITTING OR DENYING THE ALLEGATIONS, CHARGES OR FINDINGS, BANK OF AMERICA CORPORATION CONSENTED TO ENTRY OF AN ADMINISTRATIVE ORDER PROVIDING THAT IT CEASE AND DESIST FROM COMMITTING OR CAUSING ANY FUTURE VIOLATIONS OF THE EXCHANGE ACT ACCOUNTING AND REPORTING PROVISIONS CITED IN THE SEC’S ALLEGATIONS. ON JULY 30, 2001, THE SEC FOUND THAT, IN 1997 AND 1998, BANKAMERICA, (I) INCORRECTLY ACCOUNTED FOR A FINANCIAL RELATIONSHIP, AND (II) MADE INADEQUATE DISCLOSURES RELATED TO RISK IN EXCHANGE ACT REPORT FILINGS WITH THE SEC, IN CONNECTION WITH A BUSINESS ALLIANCE WITH D.E. SHAW SECURITIES GROUP, L.P. AND RELATED ENTITIES. ON THE SAME DATE, WITHOUT ADMITTING OR DENYING THE SEC’S ALLEGATIONS, CHARGES OR FINDINGS, BANK OF AMERICA CORPORATION CONSENTED TO ENTRY OF AN ADMINISTRATIVE ORDER PROVIDING THAT IT CEASE AND DESIST FROM COMMITTING OR CAUSING ANY FUTURE VIOLATIONS OF THE EXCHANGE ACT ACCOUNTING AND REPORTING PROVISIONS CITED IN THE SEC’S ALLEGATIONS.
     ON MARCH 9, 2004, BAS CONSENTED TO THE ISSUANCE OF AN ORDER BY SEC, WITHOUT OTHERWISE ADMITTING OR DENYING THE FINDINGS SET FORTH IN THE ORDER, IN WHICH THE COMMISSION (I) FOUND THAT BAS VIOLATED SECTIONS 17(A) AND 17(B) OF THE EXCHANGE ACT, AND RULE 17A-4(J) OF THE EXCHANGE ACT; (II) ORDERED THAT PURSUANT TO SECTION 21C OF EXCHANGE ACT, BAS CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATIONS AND ANY FUTURE VIOLATIONS OF SECTIONS 17(A) AND 17(B) OF THE EXCHANGE ACT AND RULE 17A-4(J) THEREUNDER; (III) ORDERED THAT BAS BE CENSURED PURSUANT TO SECTION 15(B)(4) OF THE EXCHANGE ACT; AND (IV) ORDERED THAT BAS PAY A CIVIL PENALTY IN THE AMOUNT OF $10,000,000.
     ON MAY 31, 2006, THE SEC ISSUED AN ORDER IN A PROCEEDING ALLEGING VIOLATION BY BAS OF SECTION 17(A)(2) OF THE SECURITIES ACT. THE SEC ORDERED THAT NOT LATER THAN 6 MONTHS AFTER THE ENTRY OF THIS ORDER, BAS SHALL PROVIDE ALL OF ITS CUSTOMERS WHO HOLD AUCTION RATE SECURITIES (“HOLDERS”) AND THE ISSUERS OF SUCH SECURITIES (“ISSUERS”) WITH A WRITTEN DESCRIPTION OF BAS MATERIAL AUCTION PRACTICES AND PROCEDURES. FURTHERMORE, COMMENCING NOT LATER THAN 3 MONTHS AFTER THE ENTRY OF THIS ORDER, BAS SHALL AT ALL TIMES MAKE A DESCRIPTION OF ITS THEN-CURRENT MATERIAL AUCTION PRACTICES AND PROCEDURES AVAILABLE TO (1) ALL CUSTOMERS AND BROKER-DEALERS WHO ARE PARTICIPATING THROUGH SUCH BAS IN AN AUCTION OF AUCTION RATE SECURITIES ON THE PORTION OF ITS WEBSITE THAT IS ACCESSIBLE TO SUCH CUSTOMERS AND BROKER-DEALERS AND IS RELATED TO SUCH AUCTION AND (2) THE GENERAL PUBLIC ON ANOTHER PORTION OF ITS WEBSITE ACCESSIBLE TO THE GENERAL PUBLIC. NOT LATER THAN 6 MONTHS AFTER THE DATE OF THIS ORDER, UNLESS OTHERWISE EXTENDED BY THE STAFF OF THE SEC FOR GOOD CAUSE SHOWN, BAS’S CHIEF EXECUTIVE OFFICER OR GENERAL COUNSEL SHALL CERTIFY IN WRITING TO THE STAFF OF THE SEC THAT BAS HAS IMPLEMENTED PROCEDURES THAT ARE REASONABLY DESIGNED TO PREVENT AND DETECT FAILURES BY BAS TO CONDUCT THE AUCTION PROCESS IN ACCORDANCE WITH THE AUCTION PROCEDURES DISCLOSED IN THE DISCLOSURE DOCUMENTS AND ANY SUPPLEMENTAL DISCLOSURES AND THAT THE BAS IS IN COMPLIANCE WITH THIS ORDER. WITHOUT ADMITTING OR DENYING THE FINDINGS, BAS CONSENTED TO THE ENTRY OF THIS ORDER; ACCORDINGLY, PURSUANT TO SECTION 8A OF THE SECURITIES ACT AND SECTION 15(B) OF THE EXCHANGE ACT, IS ORDERED THAT BAS IS CENSURED, SHALL CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATIONS AND ANY FUTURE VIOLATIONS OF SECTION 17(A)(2) OF THE SECURITIES ACT; AND SHALL, WITHIN 10 DAYS OF THE ENTRY OF THIS ORDER, PAY A CIVIL MONEY PENALTY OF $750,000 TO THE UNITED STATES TREASURY.
     THE OFFICE OF THE NEW YORK ATTORNEY GENERAL ISSUED AN ASSURANCE OF DISCONTINUANCE WHICH PROVIDES THAT BAS SHALL CEASE AND DESIST FROM ENGAGING IN ACTS IN VIOLATION OF AND WILL COMPLY WITH THE MARTIN ACT, GENERAL BUSINESS LAW 349 AND EXECUTIVE LAW 63(12); SHALL PAY, JOINTLY AND SEVERALLY WITH BANC OF AMERICA CAPITAL MANAGEMENT, LLC (“BACAP”) AND BACAP DISTRIBUTORS, LLC (“BACAP DISTRIBUTORS”), $250 MILLION IN DISGORGEMENT AND A CIVIL MONEY PENALTY IN THE AMOUNT OF $125 MILLION. ON FEBRUARY 9, 2005, NEITHER ADMITTING NOR DENYING THE FINDINGS, BAS ENTERED INTO AN ASSURANCE OF DISCONTINUANCE WITH THE OFFICE OF THE NEW YORK ATTORNEY GENERAL TO SETTLE ALLEGATIONS IT HAD VIOLATED THE MARTIN ACT, EXECUTIVE LAW 63(12), AND THE GENERAL BUSINESS LAW 349. THE ASSURANCE OF DISCONTINUANCE FINDS THAT BAS, FROM AS EARLY AS JULY 2000 THROUGH JULY 2003, FACILITATED MARKET TIMING AND LATE TRADING BY SOME INTRODUCING BROKER-DEALERS AND A HEDGE FUND AND PROVIDED ACCOUNT MANAGEMENT TOOLS AND OTHER ASSISTANCE AND ENABLED INTRODUCING BROKER-DEALERS TO CONCEAL THEIR CLIENT’S MARKET TIMING ACTIVITIES FROM MUTUAL FUNDS. THE NEW YORK ATTORNEY GENERAL ASSURANCE OF DISCONTINUANCE PROVIDES THAT BAS SHALL PAY, JOINTLY AND SEVERALLY WITH BACAP AND BACAP DISTRIBUTORS, $250 MILLION IN DISGORGEMENT PLUS A CIVIL MONEY PENALTY OF $125 MILLION. THE ASSURANCE OF DISCONTINUANCE STATES THAT BAS WILL VOLUNTARILY EXIT THE UNAFFILIATED INTRODUCING BROKER-DEALER MUTUAL FUND CLEARING BUSINESS BY DECEMBER 31, 2004 AND IF BAS SEEKS TO CONDUCT ANY INTRODUCING BROKER-DEALER MUTUAL FUND CLEARING BUSINESS RELATING TO UNAFFILIATED BROKER-DEALERS, IT UNDERTAKES TO RETAIN AN INDEPENDENT COMPLIANCE CONSULTANT. BAS SHALL PAY, ON A JOINT AND SEVERAL BASIS WITH BACAP AND BACAP DISTRIBUTORS, $250 MILLION IN DISGORGEMENT AND A CIVIL MONEY PENALTY OF $125 MILLION. THIS IS THE SAME PAYMENT AS TO BE PAID UNDER THE PARALLEL SEC ORDER DATED FEBRUARY 9, 2005. THE NYAG ASSURANCE OF DISCONTINUANCE PROVIDES THAT BAS SHALL PAY, JOINTLY AND SEVERALLY WITH BACAP AND BACAP DISTRIBUTORS, $250 MILLION IN DISGORGEMENT PLUS A CIVIL MONEY PENALTY OF $125 MILLION. THE ASSURANCE OF DISCONTINUANCE STATE THAT BAS WILL VOLUNTARILY EXIT THE UNAFFILIATED INTRODUCING BROKER-DEALER MUTUAL FUND CLEARING BUSINESS BY DECEMBER 31, 2004 AND IF BAS SEEKS TO CONDUCT ANY INTRODUCING BROKER-DEALER MUTUAL FUND CLEARING BUSINESS RELATING TO UNAFFILIATED BROKER-DEALERS, IT UNDERTAKES TO RETAIN AN INDEPENDENT COMPLIANCE CONSULTANT.
     Any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws may be described or described more fully in the disclosure incorporated by reference to Exhibit 99.18 hereto.